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                                                                  EXHIBIT (1)(c)

Minutes from the June 21, 1993 PMLIC Board of Directors Meeting

         A regular meeting of the Board of Directors was held Monday, June 21, 1993, at 10:00 A.M. at 1600 Market Street, Philadelphia, Pennsylvania.

Present:    Directors                          Officers
            ---------                          --------
            John A. Miller                     Gerald B. Beam
            Claire M. Fagin                    Stanley R. Reber
            John J. F. Sherrerd                John R. McClelland
            Theodore B. Palmer, III            Robert S. Johnson
            Harold A. Sorgenti                 Craig L. Snyder
            Dorothy M. Brown                   Guy H. Edwards
            William R. Wilson                  George R. Lambert
            John P. Neafsey                    Joseph A. Kenney, Jr.
            J. Richard Jones                   James Craven
            Donald A. Scott                    Robert E. McNichol
            Robert J. Casale                   John C. Watson, III
            J. D. Hammond
            L. J. Rowell, Jr.

         Minutes of the last regular meeting held May 17, 1993, were approved and actions of the Board as indicated therein were confirmed by vote.

         Minutes of the Executive Committee meeting held June 7, 1993, were approved and actions of the Committee as indicated therein were confirmed by vote.

         To comply with the Company's obligations under some group annuity contracts to declare and guarantee, prior to the third quarter of 1993, the rates of interest to be credited on the cash flow of that calendar quarter, the Board adopted resolutions which are filed with these minutes.

         Bud Rowell, Chairman and CEO, presented an overview of the rating agencies and rating process. Mr. Rowell summarized the Company's current ratings, the recent meetings with Moody's and Duff and Phelps and the upcoming meetings with Standard & Poor's and A. M. Best. Mr. Rowell concluded his remarks by expressing concern over recent actions by A. M. Best that has seen a number of companies downgraded in an apparent attempt to develop a bell curve spread for their company rankings.

         Robert E. McNichol, President of the Agency Managers Advisory Council, and John C. Watson, III, President of the PMLA Executive Committee, addressed the Board of Directors on the current outlook and concerns of the Company's managers and agents. Among the topics touched on was the field's satisfaction with the Company's variable life products.

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         An Executive Session was held, minutes of which are filed with these minutes. In Executive Session, the Board approved the appointment of Ebershim S. Zanai as manager of Tarrytown Agency #32, effective June 15, 1993.

                  Adjourned.


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